

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

Via E-mail
Anthony E. Malkin
Chairman, Chief Executive Officer, and President
Empire State Realty Trust, Inc.
One Grand Central Place
60 East 42nd Street
New York, New York 10165

Re: Empire State Realty Trust, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed July 3, 2012
File No. 333-179485

Dear Mr. Malkin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review. In addition, please confirm that all photographs in the prospectus are photographs of buildings owned by you.

2.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note you indicate that Rosen Consulting Group prepared a study for you. We further note additional data in charts located in your Economic and Market Overview section, beginning on page 121. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Prospectus Summary, page 1

3.   In the first sentence of the last paragraph on page 1, please expand your disclosure to provide context for the statement that you gradually gained day-to-day management of your properties from 2002 – 2006. Clarify, if accurate, that you now have full control of the day-to-day management.

Overview, page 1

4.   Please clarify that the company owns a leasehold interest in one of the commercial office properties.

Our Competitive Strengths, page 3

5.   In the last paragraph of page 4, please disclose whether the listed tenants represent your largest tenants.

Renovation and Repositioning Case Studies, page 9

6.   We note your disclosure in the last two sentences before the chart on page 9. Please indicate what percentage of annualized gross rent is represented by the tenant whose leases will commence through 2014.

This Offering, page 24

7.   Please quantify the different uses of proceeds in the bulleted list on page 24.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 79

8.   In the fourth paragraph on page 80, please disclose the percentages of revenue attributable to office and retail leases, observatory operations, and broadcasting licenses and related leased space.

Liquidity and Capital Resources, page 106

9.   In the last paragraph on page 107 where you discuss your total consolidated outstanding
        indebtedness, please revise to provide disclosure regarding the applicable weighted
        average interest rate, as well as any material maturity date(s).

Policies with Respect to Certain Activities, page 234

10.   Please provide disclosure required by Item 25 of Form S-11 or tell us how you have
        complied.

Underwriting, page 290

11.   Please revise the "Other Relationships" section on page 293 to disclose any historical
        banking and commercial dealings between the underwriters and the company or its
        affiliates.

Exhibit Index

12.   We note you indicate that a number of your exhibits are to be filed by amendment.
        Please file all required exhibits as promptly as possible. If you are not in a position to file
        your legal and tax opinions with the next amendment, please file a draft copy on EDGAR
        as correspondence.

13.   We note the exhibit list includes "form of" agreements. Please advise us if you do not
        intend on filing final, executed agreements prior to effectiveness of the registration
        statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

Anthony Malkin
Empire State Realty Trust, Inc.
August 13, 2012
Page 4

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at 202-551-3503 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Adviser